April 18, 2012

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re: Kopjaggers, Inc.

Registration Statement on Form 10-12G (File No. 000-54307)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Kopjaggers, Inc. (the “Company”) hereby respectfully requests that the Registration Statement on Form 10, including all exhibits thereto (File/Film No. 000-54307), as filed with the Securities and Exchange Commission (the “Commission”) on March 22,  2011 (the “Registration Statement”), be withdrawn effective immediately.

The Company has elected not to proceed with the offering contemplated by the Registration Statement and will proceed by filing a Registration Statement on Form S-1. The Form 10-12G Registration Statement has not been declared effective and none of the Company’s securities have been offered or sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Act.

If you should have any questions, please contact me at (586) 552-4412. Thank you in advance for your assistance.

Very truly yours,

Kopjaggers, Inc.

By:	/s/ John Castillo Eggermont
Name: John Castillo Eggermont
Title: President and Director

28325 Utica Road
Roseville, MI 48066
Tel: 586-552-4412